File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

04 FEB 24 AM 7:21

04 December 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

04010063

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released earlier today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

Encl.

Announcement Body Information:

The Company has received notification under Part VI of the Companies Act 1985 that, as at 14 November 2003, Barclays PLC had a notifiable interest in 10,516,746 Ordinary Shares of 65 $^{5/19}$p each of Severn Trent Plc representing 3.05% of the total issued share capital of that class.

www.severntrent.com